                           Netsol International, Inc.
                         24025 Park Sorrento, Suite 220
                           Calabasas, California 91302
                                 (818) 222-9195

                                 April 24, 2001



VIA EDGAR AND FACSIMILE

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC   20549-0404


         Re: Netsol International, Inc.
         Registration No. 333-57020
         FORM RW - APPLICATION FOR WITHDRAWAL
         ------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Netsol International, Inc., a Nevada corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3 (Registration No. 333-57020) together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 14, 2001.

         Pursuant to the Registration Statement, the Registrant proposed to register the resale of up to 624,875 shares (the "Shares") of the Registrant's common stock, par value $0.001 per share, by certain shareholders of the Registrant. The Registrant has elected to withdraw the Registration Statement in light of its discussions with members of the Staff of the Division of Corporate Finance of the Commission. No securities have been sold under the Registration Statement or in connection with the offering.

         Please send a facsimile copy of the order consenting to the withdrawal of the Registration Statement to Karen C. Goodin, Esq. of Riordan & McKinzie at
(714) 549-3244 as soon as it is available.

         Should you have any questions regarding this matter, please do not hesitate to contact Karen C. Goodin at (714) 433-2655, of Riordan & McKinzie.

                                       Very truly yours,

                                       NetSol International, Inc.



                                       By: /s/ Najeeb U. Ghauri
                                          --------------------------------
                                          Najeeb U. Ghauri
                                          Chief Executive Officer







                                      -2-